UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IntriCon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46121H 10 9

(CUSIP Number)

Francis E. Dehel

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2018 **

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 1.

CUSIP No. 46121H 10 9	13D	Page 2 of 8 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Stephen Gorder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 383,812(1)
	8.	Shared Voting Power 5,000 (1)
	9.	Sole Dispositive Power 383,812 (1)
	10.	Shared Dispositive Power 5,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,312(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) approximately 4.44% (1)
14.	Type of Reporting Person (See Instructions) IN

1 See Item 5 herein.

Item 1.  Security and Issuer.

This statement relates to the common stock (“Common Stock”) of IntriCon Corporation, a Pennsylvania corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1260 Red Fox Road, Arden Hills, MN 55112.

This Amendment No. 5 to Schedule 13D is being filed to report changes in the Reporting Person’s beneficial ownership since the filing of Amendment No. 4 to Schedule 13D with the Securities and Exchange Commission (the “SEC”) on April 4, 2012 and does not constitute an admission that the changes reported herein are “material” or that this Amendment is required to be filed.  The Schedule 13D is amended and restated in its entirety.

Item 2.  Identity and Background.

(a)        This statement is being filed by Mark S. Gorder.

(b)        The business address for Mr. Gorder is c/o IntriCon Corporation, 1260 Red Fox Road, Arden Hills, MN 55112.

(c)        Mr. Gorder is President, Chief Executive Officer and a Director of the Issuer.  The Issuer is an international company engaged in designing, developing, engineering, manufacturing and distributing body-worn devices. The Issuer serves the body-worn device market by designing, developing, engineering, manufacturing and distributing micro-miniature products, microelectronics, micro-mechanical assemblies, complete assemblies and software solutions, primarily for the emerging value based hearing healthcare market, the medical bio-telemetry market and the professional audio communication market. The Issuer, headquartered in Arden Hills, Minnesota, has facilities in Minnesota, Illinois, Singapore, Indonesia and Germany.

(d)        During the last five years, Mr. Gorder has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)        During the last five years, Mr. Gorder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Gorder is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Gorder acquired certain shares of Common Stock through open market purchases with his personal funds.  Mr. Gorder also acquired Common Stock as consideration for relinquishing his right to $2,303,250 in cash to which he otherwise would have been entitled in respect of a portion of the common shares, $.10 par value per share, of Resistance Technology, Inc., a Minnesota corporation (“RTI”), that were owned by Mr. Gorder and were transferred by Mr. Gorder to the Issuer pursuant to a Stock Purchase and Sale Agreement dated September 27, 1993 (the “Stock Purchase Agreement”) among the Issuer, RTI and all the shareholders of RTI whereby the Issuer acquired all of the issued and outstanding capital stock of RTI.  Mr. Gorder, as an employee of the Issuer, was also granted options to purchase shares of Common Stock and has exercised such options from time to time.  Subsequent purchases of Common Stock, including open market purchases and exercises of stock options, were made with Mr. Gorder’s personal funds or via “net exercises” of stock options.

Item 4.  Purpose of Transaction.

Mr. Gorder acquired the Common Stock for investment purposes.  Mr. Gorder may acquire or dispose of Common Stock from time to time in the open market or otherwise, subject to market conditions and other factors.  As of August 22, 2018 (the “Statement Date”), Mr. Gorder held options to purchase 183,250 shares of Common Stock under the equity plans of the Issuer, of which options to purchase 147,500 shares of Common Stock were exercisable within 60 days of the Statement Date.   From time to time, Mr. Gorder may exercise some or all of such options depending on, among other things, the market value of the Common Stock as compared to the exercise price of the options relating to the Common Stock.   In addition, as of the Statement Date, Mr. Gorder held 12,000 RSUs which will vest in equal installments over a period of three years, with the first vesting date being January 5, 2019.  Following any such exercise or vesting, Mr. Gorder may dispose of the Common Stock so acquired from time to time in the open market or otherwise, subject to market conditions and other factors.

Mr. Gorder, as the President and Chief Executive Officer and a director of the Issuer, regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, divestitures, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Mr. Gorder also may enter into transactions to acquire or dispose of securities of the Issuer, depending on the trading price of the securities, including pursuant to Rule 10b5-1 plans.

Except as discussed above, as of the Statement Date, Mr. Gorder does not have any plan or proposal with respect to the Company as described in Items 4(a)-(j) of Schedule 13D. Mr. Gorder retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company’s securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer.

(a)        As of the Statement Date, Mr. Gorder may be deemed to be the beneficial owner of 388,812 shares of Common Stock, which represents approximately 4.44%2 of the Issuer’s outstanding Common Stock.  The 388,812 shares of Common Stock beneficially owned by Mr. Gorder include 236,312 shares owned directly by Mr. Gorder, options to purchase 147,500 shares of Common Stock held by Mr. Gorder directly, which are exercisable within 60 days of the Statement Date, and 5,000 shares owned by Mr. Gorder’s spouse.3

(b)        As of the Statement Date, Mr. Gorder has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 236,312 shares of Common Stock and options to purchase 147,500 shares of Common Stock held by Mr. Gorder directly, which are exercisable within 60 days of the Statement Date.  Mr. Gorder has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to 5,000 shares owned by Mr. Gorder’s spouse.

(c)        Other than as set forth in Annex A hereto, during the sixty (60) days preceding the Statement Date, the Reporting Person did not effect a transaction in the Common Stock of the Issuer. The

2 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 8,600,107 shares of the Issuer’s Common Stock outstanding as of the Statement Date.

3 The reporting person previously reported holding a reportable beneficial interest in 14,000 shares of Common Stock held by his adult children. The reporting person has determined that he does not have a reportable beneficial interest in such shares of Common Stock held by his adult children.

following reflect transactions in the Common Stock of the Issuer since the Statement Date:

●	the exercise of the stock option granted on December 9, 2008 for 20,000 shares, in cash, on December 4, 2018;

●	the vesting of 4,000 RSUs on January 5, 2019 and the withholding by the Issuer of 1,436 shares of Common Stock to pay withholding taxes;

●	an award of 8,696 RSUs on May 1, 2019; and

●	the vesting of a total of 18,583 options.

As of the date of this Amendment, Mr. Gorder may be deemed to be the beneficial owner of 409,959 shares of Common Stock, which represents approximately 4.60%4 of the Issuer’s outstanding Common Stock.  The 409,959 shares of Common Stock beneficially owned by Mr. Gorder include 258,876 shares owned directly by Mr. Gorder, options to purchase 146,083 shares of Common Stock held by Mr. Gorder directly, which are exercisable within 60 days of the date of this Amendment, and 5,000 shares owned by Mr. Gorder’s spouse.

(d)        No person other than Mr. Gorder and his spouse (with respect to the shares owned by his spouse) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock described in Item 5(a) above.

(e)        Mr. Gorder is the beneficial owner of less than 5% of the Issuer’s Common Stock.

4 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 8,758,324 shares of the Issuer’s Common Stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly report on Form 10-Q filed with the SEC on August 9, 2019.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the Statement Date, Mr. Gorder holds the following options to purchase common shares under the Issuer’s equity plans:

Date of Grant	Number of Shares[5]		Exercise Price per Share	Expiration Date
	Exercisable	Unexercisable
December 9, 2008	20,000	0	$4.69	December 9, 2018
April 27, 2011	25,000	0	$4.53	April 27, 2021
January 2, 2012	25,000	0	$6.26	January 2, 2022
January 5, 2013	25,000	0	$4.05	January 5, 2023
January 2, 2014	12,500	0	$3.85	January 2, 2024
January 1, 2015	20,000	0	$6.87	January 1, 2025
January 3, 2016	13,333	6,667	$7.58	January 3, 2026
January 2, 2017	6,667	13,333	$6.90	January 2, 2027
July 26, 2017	0	15,750	$7.05	July 25, 2027
Totals	147,500	35,750

Generally, all options become exercisable in three equal, annual installments beginning one year from the date of grant (except that the options granted on July 26, 2017 will begin to vest on March 1, 2019) or earlier upon the death, disability or retirement of the recipient or a change of control of the Issuer (as defined in the respective equity plan) .

In addition, as of the Statement Date, Mr. Gorder held 12,000 RSUs which will vest in equal installments over a period of three years, with the first vesting date being January 5, 2019.

Other than as indicated above and elsewhere in this statement, Mr. Gorder is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Not applicable.

5 For purposes of this filing, options that are exercisable within 60 days of the Statement Date are treated as currently exercisable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2019	/s/ Mark S. Gorder
Name: Mark S. Gorder

ANNEX A

Transactions by the Reporting Person in the Common Stock of IntriCon Corporation

Set forth below is a summary of transactions effected by the Reporting Person during the 60 day period prior to the Statement Date.

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Mark S. Gorder	July 26, 2018	Gift of shares	40,000	N/A
Mark S. Gorder	August 22, 2018	Sale of shares to the Issuer in connection with an underwritten public offering	177,308	$51.70